File No. 73-00049

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended


               (Names and addresses of foreign utility companies)

           ESKOM Lease Trust A                        ESKOM Lease Trust B
       c/o Wilmington Trust Company               c/o Wilmington Trust Company
           Rodney Square North                        Rodney Square North
         1100 North Market Street                   1100 North Market Street
     Wilmington, Delaware 19890-0001            Wilmington, Delaware 19890-0001
        Attention: Corporate Trust                 Attention: Corporate Trust
                   Administration                             Administration

                               ESKOM Lease Trust C
                          c/o Wilmington Trust Company
                               Rodney Square North
                            1100 North Market Street
                         Wilmington, Delaware 19890-0001
                    Attention: Corporate Trust Administration


                      (Name and address of filing company)

                               SEI Holdings, Inc.
                         900 Ashwood Parkway - Suite 500
                             Atlanta, Georgia 30338


            The Commission is requested to address communications to:

    Thomas Boren, President                        John D. McLanahan, Esq.
       SEI Holdings, Inc.                            Troutman Sanders LLP
900 Ashwood Parkway - Suite 500                   600 Peachtree Street, N.E.
     Atlanta, Georgia 30338                               Suite 5200
                                                 Atlanta, Georgia 30308-2216


--------
1 See The Southern Company, et al., Holding Co. Act Rel. No. 26468 (February 2,
1996).


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1. Name of the entity(ies) on whose behalf foreign utility company status is claimed, its (their) business address(es), and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identity of each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company(ies) and description of the amount and nature of the interest.


           ESKOM Lease Trust A                         ESKOM Lease Trust B
       c/o Wilmington Trust Company                c/o Wilmington Trust Company
           Rodney Square North                         Rodney Square North
         1100 North Market Street                    1100 North Market Street
     Wilmington, Delaware 19890-0001             Wilmington, Delaware 19890-0001
       Attention: Corporate Trust                  Attention: Corporate Trust
                  Administration                              Administration

                               ESKOM Lease Trust C
                          c/o Wilmington Trust Company
                               Rodney Square North
                            1100 North Market Street
                         Wilmington, Delaware 19890-0001
                    Attention: Corporate Trust Administration


         SEI Holdings, Inc., a Delaware corporation ("SEI Holdings"), is filing this Notification of Foreign Utility Company status pursuant to Section 33(a) of the Act and Rule 57 thereunder on behalf of the three companies named above, which are organized under the trust laws of the State of Delaware (collectively, the "Project Trusts"). SEI Holdings is a wholly-owned subsidiary of The Southern Company ("Southern"), a registered holding company.1

         SEI Holdings intends to acquire, indirectly through one or more intermediate subsidiaries, the beneficial interests in each of the three Project Trusts. The Project Trusts have been formed to acquire undivided interests in Units 1 and 2 of the Majuba Power Station, a 657 megawatt coal-fired generating station, and related common facilities owned and operated by ESKOM (the "Facility"). ESKOM is an integrated electric generation, transmission, and distribution utility operating in the Republic of South Africa and established under the Electricity Act of 1922 (Act No. 42 of 1922), the Electricity Act of 1958 (Act. No. 40 of 1958), and the ESKOM Act of 1987 (Act No. 40 of 1987). The three Project Trusts will each acquire undivided interests in the Facility which, in the aggregate, will equal 100% of the acquired interest.

2. Name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

         The following domestic public-utility companies, each of which is a direct or indirect wholly-owned subsidiary of Southern, are associate companies of the Project Trusts:

                              Alabama Power Company
                              Georgia Power company
                               Gulf Power Company
                            Mississippi Power Company
                     Mobile Energy Services Company, L.L.C.
                       Savannah Electric and Power Company
                      Southern Electric Generating Company

         None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with any of the Project Trusts, and no such investment or contractual relationship is contemplated.

                                    EXHIBIT A

                                  Inapplicable


                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                    SEI HOLDINGS, INC.



                                    By:   /s/Samuel H. Dabbs, Jr.
                                            Samuel H. Dabbs, Jr.
                                            Assistant Secretary


Date: December 17, 1997